Mail Stop 3561

February 23, 2010

Mr. Joseph Riccelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street, Suite 1
Pittsburgh, PA 15215

      Re: Innovative Designs, Inc.
             Form 10-K for Fiscal Year Ended
             October 31, 2008
             File No. 0-51791

Dear Mr. Riccelli:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Brian K Bhandari
      Branch Chief
      Office of Beverages, Apparel and
      Health Care Services